Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
NewAlliance and First Niagara Transaction
Talking Points for NewAlliance Officers
This document is for NewAlliance officers and supervisors to assist them in discussions with their direct reports. All NewAlliance employees should, by now, have received an e-mail with details on the exciting news of our bank joining forces with First Niagara.
1.	Today is a momentous day for NewAlliance. This morning we’re announcing that the bank has agreed to join with First Niagara, one of the strongest, fastest-growing community-oriented banks in the nation.

2.	This transaction brings together two of the best regional financial services brands in the country at a point when both companies are operating from positions of exceptional strength.

3.	Individually, both NewAlliance and First Niagara have been recognized as national standouts at a time when so many other banks are struggling. In combination, we will be creating a super-regional powerhouse and accelerating our potential in ways that we couldn’t on our own.

4.	By joining First Niagara, NewAlliance will have the resources to provide more to our customers and employees, and in turn provide even higher levels of support to the communities we serve.

5.	With greater resources, we’ll be able to provide our customers with a broader range of products and services; and substantially more choices about where, when and how to access their accounts and our guidance.

6.	It’s critical to understand that our commitment to local decision-making will remain intact. Both NewAlliance and First Niagara have been shining examples of responsiveness, flexibility and a genuine willingness to stand by our customers in this challenging economic environment. Our pledge as a combined company is steadfast — we will continue to lend, and we will continue to deliver with a local touch. Thus we remain the hands-down best banking choice for locally-based businesses.

7.	As for the community, we know that some people might be concerned that the combine bank will be less connected and supportive than NewAlliance has been in the past. But, in fact, the opposite is true. The combined bank expects to exceed the level of resources and activity devoted to Connecticut and Massachusetts beyond what NewAlliance has been able to commit alone.

8.	New Haven will become First Niagara’s New England Regional Market Center, and NewAlliance is the foundation for the combined bank’s ambitious growth plans and aspirations across New England. First Niagara has been impressed by our seasoned leadership team, and a top priority is to map out specific roles for them in the newly combined organization.

9.	Of course, the real value of these two companies lies with the employees. By combining, we are bringing together an incredible team of innovative and highly skilled bankers. And as a larger institution, there will be greater opportunities for you to thrive in your career — ranging from broader job options to better professional tools and training. Standby for more details on what this will mean for you personally as the joining of the two companies progresses.

10.	We expect to maintain all customer-facing positions. While some duplicate back-office positions will likely be eliminated over time, our plans are to grow the business and workforce in this region.

11.	It goes without saying that, as we embark on the task of joining the two companies, it is critical that we continue to deliver the highest quality service to our customers. Our unrelenting commitment to meeting the needs of the people and businesses we serve is the foundation of our strong reputation. We’ll need to keep this commitment top of mind as we prepare to integrate our businesses.

12.	Each of us has a role to play, either directly or indirectly, in realizing the full potential of this tremendous opportunity. Based on past performance, and the depth and breadth of our talent, we are confident that we will achieve great success.

13.	No changes will occur until at least the completion of the transaction, which is anticipated early in the second quarter of 2011.

14.	Until then, please continue to keep doing the great work that has made NewAlliance one of the best in the business; review the materials we’re sharing with your team and check the NewAlliance employee intranet for continuous updates on the conversion process in the weeks and months ahead.
Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.